BD

U[redacted]
SECURITIES AN ... ON
Wash

ANNUAL 04017208

FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-53430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Sky Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis Duffy (212) 440-5014
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
AUG 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Francis Duffy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sky Capital LLC, as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Francis Duffy
Signature

Chief Financial Officer
Title

Lauren J Wachtler
Notary Public

LAUREN J WACHTLER
Notary Public, State of New York
No. 5011538
Qualified in Westchester County
Term Expires April 19, ~~199~~ 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Member's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKY CAPITAL LLC
(wholly owned subsidiary of Sky Capital Holdings Ltd.)

FINANCIAL STATEMENTS

MARCH 31, 2004

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To The Member
Sky Capital LLC
New York, New York

We have audited the accompanying statement of financial condition of Sky Capital LLC (the "Company") (a wholly owned subsidiary of Sky Capital Holdings Ltd.) as of March 31, 2004, and the related statements of operations, changes in member's capital, changes in subordinated borrowing and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
May 19, 2004

With respect to Notes F[2] and F[3]
June 14, 2004

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Financial Condition
March 31, 2004

ASSETS	
Cash	**$ 679,000**
Due from clearing broker	**2,049,000**
Securities owned, at market value	**2,112,000**
Investment in nonmarketable securities	**1,055,000**
Employee advances	**134,000**
Fixed assets, net (less accumulated depreciation of $458,000)	**1,617,000**
Other assets	**85,000**
	$ 7,731,000
LIABILITIES	
Securities sold, but not yet purchased, at market value	**$ 1,022,000**
Accounts payable and accrued expenses	**1,483,000**
Accrued payroll and related taxes	**952,000**
Deferred rent	**133,000**
	3,590,000
Subordinated loan due Sky Capital Holdings Ltd.	**1,000,000**
Commitments	
MEMBER'S CAPITAL	**3,141,000**
	$ 7,731,000

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Operations
For the Year Ended March 31, 2004

Income:	
Revenue:	
Commission	$ 17,494,000
Net realized and unrealized gain on marketable and nonmarketable securities	3,585,000
Interest income	161,000
Private placement income - affiliates	5,275,000
Management fee income	948,000
Investment banking income	100,000
Other income	238,000
	27,801,000
Expenses:	
Compensation and benefits (including $10,124,000 of stock-based compensation)	29,705,000
Regulatory and registration fees	68,000
Clearing fees	1,051,000
Execution fees	363,000
Communications and market data	1,397,000
Professional fees	4,042,000
Occupancy	577,000
Depreciation and amortization	296,000
Insurance	423,000
Travel and entertainment	908,000
Printing and reproduction	158,000
Office expenses	262,000
Cost of hiring registered brokers (Note F[3])	7,120,000
Other operating expenses	634,000
	47,004,000
Net loss	$ (19,203,000)

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Changes in Member's Capital
For the Year Ended March 31, 2004

Balance - March 31, 2003	**$ 2,603,000**
Capital contributions	**2,775,000**
Sky Capital Holdings stock granted to employees	**9,423,000**
Less payroll withholding tax liability assumed by Sky Capital Holdings Ltd.	**(194,000)**
Allocated compensation charge in connection with grant of options to employees	**572,000**
Allocated compensation charge in connection with grant of stock and options to employees by an affiliate	**129,000**
Allocated bonus granted to an employee by an affiliate	**166,000**
Sky Capital Holdings Ltd. shares issued to obtain registered brokers	**6,870,000**
Net loss	**(19,203,000)**
Balance - March 31, 2004	**$ 3,141,000**

See notes to financial statements

Statement of Changes in Subordinated Borrowing
Year Ended March 31, 2004

Issuance of subordinated note - Sky Capital Holdings Ltd.	$ 1,000,000
Subordinated borrowing as of March 31, 2004	$ 1,000,000

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Cash Flows
For the Year Ended March 31, 2004

Cash flows from operating activities:	
Net loss	$ (19,203,000)
Depreciation and amortization	296,000
Allocated compensation charge in connection with grant of options and treated as a contribution to member's capital	572,000
Allocated compensation charge in connection with grant of stock and options to employees by an affiliate treated as a contribution to member's capital	129,000
Bonus granted to an employee by an affiliate treated as a contribution to member's capital	166,000
Stock-based compensation treated as a contribution to member's capital	9,423,000
Stock-based compensation for hiring of registered brokers	6,870,000
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Due from clearing broker	(878,000)
Securities owned	(1,682,000)
Nonmarketable securities owned	(1,055,000)
Securities sold, but not yet purchased	814,000
Other assets	438,000
Due to Sky Venture Capital Inc.	(38,000)
Accounts payable and accrued expenses	1,241,000
Deferred rent	71,000
Net cash used in operating activities	(2,836,000)
Cash flows from investing activities:	
Additions to fixed assets	(388,000)
Repayment of loan to Sky Capital Limited	100,000
Net cash used in investing activities	(288,000)
Cash flows from financing activities:	
Capital contributions	2,775,000
Subordinated loan made by Sky Capital Holdings Ltd.	1,000,000
Net cash provided by financing activities	3,775,000
Increase in cash	651,000
Cash - March 31, 2003	28,000
Cash - March 31, 2004	$ 679,000
Noncash activity:	
Payroll withholding tax liability assumed by Sky Capital Holdings Ltd.	$ 194,000

See notes to financial statements

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Sky Capital LLC (the "Company") was organized as a New York limited liability company on June 7, 2001. The Company obtained broker-dealer approval from the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD") on May 13, 2002. The Company was in the development stage through May 13, 2002. The Company is an introducing broker and is also engaged in proprietary trading and investment activities. The Company is a wholly owned subsidiary of Sky Capital Holdings Ltd. ("Holdings").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash:

The Company maintains its cash in deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

[2] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[3] Revenue recognition:

Consulting and private placement fees are recorded when earned. The Company may receive payment of fees in the form of securities. These securities are valued at market or measured at their estimated fair value on the date they are earned. Security transactions are recorded on a trade date basis.

Commission income is recognized on a trade date basis.

Dividend income is recognized on the ex-dividend date and interest income is recorded when earned.

Investment banking fees are recorded upon the closing of the transaction, when it can be determined that the fees have been irrevocably earned.

Management fee income represents fees earned for funds under management. Such fee is earned on a monthly basis.

[4] Valuation of securities:

Unrealized gains and losses on securities held by the Company are recognized as gain or loss in the statement of operations. Securities owned, which are listed on a national securities exchange, are valued at their last reported sales price. Securities owned which trade over-the-counter are valued at the "closing" price. Securities sold, but not yet purchased have been recorded at their "closing" sales price.

The values of securities owned by the Company can change substantially because of volatility in the price of each security, changes in the business prospects of the issuer of the securities, specific events influencing the operations of the issuer of the securities, and various other circumstances outside the security issuer's control. Accordingly, the value of the securities could decline so that a loss would be required to be recognized for the total carrying amount of such securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Fixed assets:

Furniture, fixtures, and computer equipment are recorded at cost (which may represent carryover basis) less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, which range from five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[6] Deferred rent:

The Company leases office space under a lease that provides for a free rent period and rent increases over the term of the lease. The Company records rent expense on a straight-line basis. The difference between cash paid and rent expense is recorded as deferred rent.

[7] Stock-based compensation:

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), allows the fair value of the stock-based compensation to be included in expense over the period earned; alternatively, if the fair value of stock-based compensation awards is not included in expense, SFAS 123 requires disclosure of net income, on a pro forma basis, as if expense treatment had been applied. As permitted by SFAS 123, the Company continues to account for such compensation under Accounting Principles Board Option No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", and related interpretations, pursuant to which no compensation cost has been recognized in connection with the issuance of stock options, as all options granted under the employee incentive plan (see Note L) had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Had the Company elected to recognize compensation expense for the stock option plan, consistent with the method prescribed by SFAS 123, the Company's net loss for the year ended March 31, 2004 would have increased to the pro forma amount as follows:

Net loss, as reported	$ (19,203,000)
Stock-based employee compensation expense included in reported net loss, net of related tax effects	572,000
Stock-based employee compensation determined under the fair value based method	(5,197,000)
Pro forma net loss	$ (23,828,000)

The per share weighted-average fair value of stock options granted of $1.70-$3.26 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk free rate of 2.79%-3.46%, volatility of 30%, no dividend yield, and expected lives of 5 years.

NOTE C - SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

The components of securities owned and securities sold, but not yet purchased as of March 31, 2004 are as follows:

	Securities Owned	Securities Sold, but not yet Purchased
Common stock	$ 335,000	$ 807,000
Municipal obligations	1,777,000	215,000
	$ 2,112,000	$ 1,022,000

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Most of the securities owned are deposited with the Company's primary clearing broker and, pursuant to the agreement, the securities may be sold or hypothecated by the clearing broker.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At March 31, 2004, furniture, equipment and leasehold improvements were comprised of the following:

Computer equipment	$ 943,000
Furniture and fixtures	572,000
Leasehold improvements	560,000
	2,075,000
Less accumulated depreciation and amortization	458,000
	$ 1,617,000

Depreciation and amortization expense for the year ended March 31, 2004 was $296,000.

NOTE E - RELATED PARTY TRANSACTIONS

During the year ended March 31, 2004, the Company received private placement fees of $323,000 from Sky Capital Enterprises Inc. ("SCE"), $4,262,000 from Holdings and $384,000 from GlobalSecure Holdings Inc. ("Global"), all affiliates of the Company. In connection with the private placements the Company received warrants to purchase 821,000 common shares of SCE and 197,000 common shares of Global. Such warrants were valued at $306,000.

Sky Capital Management Services served as the common paymaster for the Company and affiliates from August 15, 2004 to March 31, 2004. Sky Capital Holdings owns 50% of Sky Capital Management Services.

NOTE F - MEMBER'S CAPITAL

[1] Cash contributions:

Holdings contributed $2,775,000 during the year to the Company as member's capital.

[2] Non-cash transactions:

On March 31, 2004 Holdings granted 600,000 shares to an employee of the Company. The shares were valued at market which amounted to $2,848,000. The Company recorded a capital contribution from Holdings and a corresponding charge to operations of $2,848,000. On June 14, 2004 the Company and the employee agreed to rescind such stock grant.

On June 30, 2003 an affiliate granted a bonus of $166,000 to an employee of the Company. Such bonus has been treated as an expense of the Company and a contribution to member's capital.

[3] Agreement with the Thornwater Company, L.P. ("Thornwater"):

In March 2003, the Company and Holdings entered into an agreement with Thornwater, whereby Holdings agreed to issue 1,500,000 shares of common stock of Holdings and a $250,000 payment in consideration of hiring registered brokers currently employed by Thornwater. The transaction with Thornwater closed June 30, 2003. In June 2003, Holdings issued the aforementioned 1,500,000 shares to Thornwater in addition to 3,700,000 shares granted to eight brokers hired from Thornwater and paid the $250,000 which was expensed. The shares issued to the brokers vest over three years. Both the 1,500,000 shares and the 3,700,000 shares were valued at $4.58 on June 30, 2003. The Company treats the shares as a capital contribution from Holdings and a corresponding charge to operations, over the vesting/period of benefit which amounted to $6,575,000 as of March 31, 2004. The Company recorded the 1,500,000 Thornwater shares as a capital contribution from Holdings and a corresponding charge to operations, which amounted to $6,870,000 at June 30, 2003.

In connection with these stock grants the Company recorded a liability of $245,000 as of March 31, 2004 relating to an obligation for unpaid payroll withholding taxes ($194,000) and penalties ($151,000) thereon, in connection with 1,125,630 shares vested through December 31, 2003. Such obligation is based on a valuation report prepared by an independent appraisal firm. The Company has also recorded, as of March 31, 2004, a charge to member's capital representing an adjustment for the unpaid payroll withholding taxes attributable to stock grants by Holdings.

The share valuation upon which the recorded obligation was calculated and the related penalties and interest are subject to potential review by the Internal Revenue Service. Management believes that it has made a reasonable estimate of such obligation.

On June 14, 2004 certain of the brokers who received the stock grants agreed to rescind that portion of the stock grant that vested or will vest after January 1, 2004. In addition, Holdings has offered to repurchase 1,125,630 shares (vested shares as of December 31, 2003) of common stock from the brokers at $.25 per share.

[4] Other:

On March 24, 2003, certain employees of the Company have been granted an aggregate of 100,000 shares of restricted common stock and 400,000 options to purchase common shares of an affiliated company, SCE. The Company will record a capital contribution and a corresponding charge to operations when such stock-based compensation vests at the then fair value. Through March 31, 2004, the Company has recorded $129,000.

NOTE G - INCOME TAXES

The Company is a disregarded entity for income tax purposes. The Company's income or loss will be reported by and in combination with the income or loss of Holdings.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 times net capital. At March 31, 2004, the Company had net capital of approximately $982,000, which was approximately $772,000 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 2.62 to 1.

NOTE I - COMMITMENTS

[1] Letter of credit:

Holdings has obtained a letter of credit in the amount of $100,000 to secure future rent payments under the Company's lease agreement. The letter of credit is collateralized by a certificate of deposit of Holdings.

[2] Leases:

The Company is obligated for annual minimum rentals under non-cancelable leases for office space in New York City and Redbank, New Jersey as follows:

Year Ending March 31,	
2005	$ 499,000
2006	564,000
2007	568,000
2008	563,000
2009	484,000
Thereafter	1,392,000
	$ 4,070,000

Certain agreements are subject to periodic escalation provisions for real estate taxes and other charges.

Rent expense was approximately $577,000 (including deferred rent credit of $71,000) for the year ended March 31, 2004.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company has sold securities that it currently does not own and will therefore be obligated to purchase such securities at a future date. The obligation has been recorded at the market value of the related securities at March 31, 2004. An increase in the market price of the securities subsequent to March 31, 2004 will result in recording a loss.

As the Company is a non-clearing broker, it has its securities and its customers' transactions cleared through another broker-dealer pursuant to a clearing agreement. Substantially all of the security positions are held with the clearing broker. Recognizing the concentration of credit risk this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE K - SUBORDINATED LIABILITIES

The Company has a $1,000,000 junior subordinated revolving credit agreement that matures on March 31, 2007, with Holdings under which outstanding borrowings incur interest at 4½ % per annum, paid quarterly. As of March 21, 2004, $1,000,000 was outstanding. The subordinated liability is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE L - STOCK OPTIONS

On January 1, 2002, Holdings adopted a stock option plan (the "Plan") for granting of options to purchase up to 5,000,000 shares of common stock. The Company is a participant in the Plan that provides for the granting of stock options in Holdings' common stock to certain non-employee directors, employees, officers, consultants and independent contractors at its discretion. Options granted under the Plan are exercisable for a period of up to five years from date of grant at an exercise price which is generally not less than the fair value on date of grant, except that the exercise price of options granted to a stockholder owning more than 10% of the outstanding capital stock may not be less than 110% of the fair value of the common stock at date of grant. Options generally vest 25% after six months and, thereafter, equally over the next 18 months.

In May 2002, 820,000 options had been granted under the Plan at an exercise price of $1.50 per common share to employees of the Company. In connection therewith Holdings recorded the difference between the exercise price and the fair value ($2.90) at date of grant or approximately $1,150,000 as unearned compensation which is being amortized to expense over the vesting period of the stock options. The Company was allocated $572,000, representing its share of compensation expense relating to employee stock option grants by Holdings to the employees of the Company, which is being treated as a contribution to member's capital.

NOTE L - STOCK OPTIONS (CONTINUED)

Stock option activity related to options granted by Holdings to the Company's employees and related information for the year ended March 31, 2004 is as follows:

	Shares	Weighted Average Exercise Price
Outstanding at March 31, 2003	815,000	$ 1.50
Granted during 2004	3,220,000(1)	4.13
Forfeited during 2004	(75,000)	4.03
Outstanding at March 31, 2004	3,960,000	3.59
Options exercisable at March 31, 2004	2,286,000	3.59

(1) Options granted at market price.

The following is summarized information about shares subject to option at March 31, 2004:

Outstanding Options			Options Exercisable	
Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Number Exercisable	Weighted Average Exercise Price
815,000	$ 1.50	3.25	713,000	$ 1.50
2,545,000	4.03	4.03	1,273,000	4.03
600,000	4.59	4.25	300,000	4.59
3,960,000			2,286,000	

NOTE M - 401(k) SAVINGS PLAN

A subsidiary of Holdings, which is an affiliate of the Company, maintains a 401(k) savings plan which includes employees of the Company. Full time employees who have completed 3 months of service and have attained 21 years of age are eligible to participate. Participants may defer a percentage of their salary, subject to Internal Revenue Service limits. The Company, at its discretion, may make contributions through its affiliate to the Plan. The Company elected not to make discretionary contributions for the year ending March 31, 2004.

NOTE N - SUBSEQUENT EVENTS

On April 7, 2004 the Company received NASD approval to open a branch office in Boca Raton, Florida. The Company, through its affiliate SCE, has subleased approximately 5,000 square feet of office space and is actively preparing the space for brokerage operations.

On April 26, 2004 the Company received $1,000,000 from Holdings as a capital contribution.

Supplementary Information

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2004

Total ownership equity	$ 3,141,000
Subordinated liabilities	1,000,000
	4,141,000
Deductions and/or charges:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	1,617,000
Other non-allowable assets	219,000
Total deductions and/or charges	1,836,000
Net capital before haircuts on securities positions	2,305,000
Haircuts on securities positions	1,323,000
Net capital	$ 982,000
Computation of basic net capital requirements:	
Minimum net capital required: 6⅔% of $2,568,000	$ 171,000
Minimum dollar net capital requirement of reporting broker-dealer	$ 210,500
Net capital requirement	$ 210,500
Excess net capital	$ 771,500
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,483,000
Payroll and related taxes	952,000
Deferred rent	133,000
	$ 2,568,000
Percentage of aggregate indebtedness to net capital	262%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2004):	
Net capital, as reported in Company's Part II unaudited FOCUS report	$ 1,227,000
Adjustment for payroll withholding taxes and penalties	(245,000)
Net capital per above	$ 982,000

See notes to consolidated financial statements

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Member
Sky Capital LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Sky Capital LLC (the "Company") for the year ended March 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, or

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the consolidated financial statements of the Company for the year ended March 31, 2004, and this report does not affect our report thereon dated May 19, 2004.

As of March 31, 2004, the Company did not record a liability for payroll withholding taxes and the related penalties with respect to shares granted to employees, resulting in a decrease to the Company's reported net capital included in its unaudited FOCUS filing for the period ended March 31, 2004.

The Company has taken corrective action by employing a new chief financial officer who management believes has the appropriate skills and experience level required for maintaining the Company's books and records, preparing the Company's financial statements in accordance with accounting principles generally accepted in the United States of America and preparing the Company's net capital and aggregate indebtedness computations. The Company's parent has employed a chief financial officer to ensure that the Company complies with the rules and regulations applicable to the business in which it operates and to oversee the functions and duties of the chief financial officer of the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that with the exception of the matter discussed in the fifth and sixth paragraphs above, the Company's practices and procedures were adequate at March 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
May 19, 2004